UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	Hartford Schroders Private Equity Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

690 Lee Road
Wayne, PA 19087

Telephone Number:	610-386-4068

Name and Address of Agent for Service of Process:

Alice A. Pellegrino
c/o Hartford Funds
690 Lee Road
Wayne, PA 19087

Copy to:

John V. O’Hanlon, Esquire Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, Massachusetts 02110-2605

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES ☒     NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Wayne, and Commonwealth of Pennsylvania, on the 21st day of January 2022.

Hartford Schroders Private Equity Fund

By:	/s/ Thomas R. Phillips
Thomas R. Phillips
Sole Trustee

Attest:	/s/ Alice A. Pellegrino
Alice A. Pellegrino
President and Chief Executive Officer